Exhibit 99.2

Nano Labs Ltd

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: NA)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 24, 2026, Beijing Time

(or any adjournment(s) or postponement(s) thereof)

Notice is hereby given the annual general meeting of shareholders (the “AGM”) of Nano Labs Ltd (the “Company”) will be held at 10 A.M. on November 24, 2026, Beijing time (9 P.M. on November 23, 2026, U.S. Eastern time) in 12F, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, People’s Republic of China, for the purpose of considering and, if thought fit, passing and approving the following resolution(s):

Proposal 1: Share Consolidation

By ordinary resolution that

(i)	with effect from a date to be determined by the board of directors (the “Board”) within one year from the date of this resolution, but only if the closing price of the Company’s ordinary shares falls below US$1.00 per share for a consecutive period of 30 trading days (or such other period as the Board may determine):

a)	every ten (10) shares with a par value of US$0.002 each in the Company’s issued and unissued share capital be and are hereby consolidated into one (1) share (each a “Consolidated Share”) with a par value of US$0.02 (the “Share Consolidation”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the sixth amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”),

b)	in order to eliminate the fractions of shares in the Company’s authorized share capital, immediately following the Share Consolidation, the authorized share capital of the Company be varied by the re-designation of (a) 0.9 shares of a par value of US$0.02 each of such class or classes (however designated) (the “Undesignated Shares”) as Class A ordinary shares of par value of US$0.02 each (“Class A Ordinary Shares”) and (b) 0.1 Undesignated Shares as Class B ordinary shares of par value of US$0.02 each (the “Class B Ordinary Shares”) (the “Share Re-designation”)

Assume that the Share Consolidation and Share Re-designation become effective immediately, the authorized share capital of the Company shall be changed

FROM US$4,200,000 divided into 2,100,000,000 shares of a par value of US$0.002 each comprising (i) 1,097,141,091 Class A Ordinary Shares of a par value of US$0.002 each, (ii) 2,858,909 Class B Ordinary Shares of a par value of US$0.002 each, and (iii) 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the Board may determine in accordance with the Current M&A

TO US$4,200,000 divided into 210,000,000 shares of a par value of US$0.02 each, comprising (i) 109,714,110 Class A ordinary shares of a par value of US$0.02 each, (ii) 285,891 Class B ordinary shares of a par value of US$0.02 each, and (iii) 99,999,999 shares of a par value of US$0.02 each of such class or classes (however designated) as the Board may determine in accordance with the Current M&A;

(ii)	where the number of issued Consolidated Shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, the Company shall issue to that shareholder an additional fraction of one Consolidated Share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of Consolidated Shares of such class which are held by such shareholder being rounded up to the next whole number of Consolidated Shares of such class;

(iii)	any one or more directors of the Company (the “Directors”) be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Consolidation and Share Re-designation and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and Share Re-designation;

(iv)	the Company’s registered office provider be instructed to make all necessary filings with the Registry of Companies in the Cayman Islands in connection with the Share Consolidation and Share Re-designation; and

(v)	the Company’s share registrar and/or transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal 2: Share Sub-division

By ordinary resolution that

(i)	with effect from a date to be determined by the Board within one year from the date of this resolution, but only if the closing price of the Company’s ordinary shares on the primary stock exchange exceeds US$100.00 per share for a consecutive period of 30 trading days (or such other period as the Board may determine):

a)	every one (1) share with a par value of US$0.002 each in the Company’s issued and unissued share capital be and is hereby sub-divided into ten (10) shares (each a “Sub-divided Share”) with a par value of US$0.0002 each (the “Share Sub-division”) and such Sub-divided Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the Current M&A,

Assume that the Share Sub-division becomes effective immediately, the authorized share capital of the Company shall be changed

FROM US$4,200,000 divided into 2,100,000,000 shares of par value of US$0.002 each, comprising (i) 1,097,141,091 Class A Ordinary Shares of a par value of US$0.002 each, (ii) 2,858,909 Class B Ordinary Shares of a par value of US$0.002 each, and (iii) 1,000,000,000 shares of a par value of US$0.002 each of such class or classes (however designated) as the Board may determine in accordance with the Current M&A

TO US$4,200,000 divided into 21,000,000,000 shares of a par value of US$0.0002 each comprising (i) 10,971,410,910 Class A Ordinary Shares of a par value of US$0.0002 each, (ii) 28,589,090 Class B Ordinary Shares of a par value of US$0.0002 each, and (iii) 10,000,000,000 shares of a par value of US$0.0002 each of such class or classes (however designated) as the Board may determine in accordance with the Current M&A;

(ii)	any one or more Directors be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Sub-division and of administrative nature, on behalf of the Company, including under seal where applicable, as he/they consider necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Sub-division;

(iii)	the Company’s registered office provider be instructed to make all necessary filings with the Registry of Companies in the Cayman Islands in connection with the Share Sub-division; and

(iv)	the Company’s share registrar and/or transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Proposal 3: Appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026

By ordinary resolution that MaloneBailey, LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

By order of the Board

/s/ Jianping Kong
Chairman

Dated: October 13, 2026

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104, Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) in 12F, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, People’s Republic of China, Attention: Jianping Kong, or send copies of the foregoing by email to zhanglu@nano.cn marked for the attention of Proxy Operation, as soon as possible and in any event not later than the close of business on November 20, 2026, Beijing time, for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	One or more holders of shares which carry in aggregate not less than one-third of all votes attaching to shares in issue and entitled to vote at the AGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorized representative, shall constitute a quorum.

7	In accordance with Article 68 of the Articles of Association of the Company, the chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. The current chairperson of the Company is Jianping Kong, thus he shall preside as the chairman of the AGM.

8	In accordance with Article 161 of the Articles of Association of the Company, the Company has established the close of business on October 16, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the AGM and any adjournments or postponements thereof.

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